SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )(1)

                              VTX ELECTRONICS CORP.
- --------------------------------------------------------------------------------

                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    918388109
- --------------------------------------------------------------------------------

                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                       OLSHAN GRUNDMAN FROME & ROSENZWEIG
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  APRIL 3, 1996
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

               Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 126 Pages)

                            Exhibit Index on Page 13


- --------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  STEEL PARTNERS II, L.P.
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, WC
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              1,000,000(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          1,000,000(2)
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,000,000(2)
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          7.3%
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
     (2) Relates to certain warrants which are exercisable within sixty days of the date hereof to purchase 500,000 shares of Common Stock of the Issuer and 1,250 shares of Senior Cumulative Preferred Stock convertible within sixty days of the date hereof into 500,000 shares of Common Stock of the Issuer.

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               STEEL PARTNERS SERVICES, LTD.
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                     (b) /X/
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       00
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                              / /
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       NEW YORK
- --------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              1,000,000(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          1,000,000(2)
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,000,000(2)
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          7.3%
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- --------
     (2) Relates to certain warrants which are exercisable within sixty days of the date hereof to purchase 500,000 shares of Common Stock of the Issuer and 1,250 shares of Senior Cumulative Preferred Stock convertible within sixty days of the date hereof into 500,000 shares of Common Stock of the Issuer.

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARREN LICHTENSTEIN
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                     (b) / /
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF,00
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                              / /
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
- --------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              2,000,000(3)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          - 0 -
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          2,000,000(3)
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          - 0 -
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       2,000,000(3)
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           13.7%
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------
(3)           Includes  the  securities   described  on  the  preceding   pages
beneficially owned by Steel Partners II, L.P. and managed by Steel Partners Services, Ltd., an entity controlled by Warren Lichtenstein and Lawrence Butler.

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      LAWRENCE BUTLER
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                     (b) / /
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, OO
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                              / /
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
- --------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              2,000,000(3)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          - 0 -
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          2,000,000(3)
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          - 0 -
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       2,000,000(3)
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           13.7%
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
     (3) Includes the securities described on the preceding pages beneficially owned by Steel Partners II, L.P. and managed by Steel Partners Services, Ltd., an entity controlled by Warren Lichtenstein and Lawrence Butler.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the common stock, par value $.10 per share ("Common Stock"), of VTX Electronics Corp (the "Issuer"). The principal executive offices of the Issuer are located at 61 Executive Boulevard, Farmingdale, New York 11735.

ITEM 2.           IDENTITY & BACKGROUND.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services, Ltd., a New York corporation ("Services"), Warren G. Lichtenstein and Lawrence Butler.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC") is the general partner of Steel Partners II. The sole executive officers and Members of Partners LLC are as follows: Warren Lichtenstein is Chairman of the Board, Secretary and a Member; and Lawrence Butler is President, Treasurer and a Member.

                  The sole executive officers, directors and stockholders of Services are as follows: Warren Lichtenstein is Chairman of the Board, Secretary and a stockholder; and Lawrence Butler is President, Treasurer and a stockholder.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of their positions with Steel Partners II and Services, Mr. Lichtenstein and Mr. Butler have the power to vote, to the extent such securities have voting rights, and dispose of the Issuer's securities beneficially owned by Steel Partners II and Services, respectively. Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

                  (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein and Mr. Butler is investing in securities of microcap companies. In addition, Mr. Butler is the president of Alpha Technologies Group, Inc., a NASDAQ company engaged in the electronics components business. The principal business of Services is providing management and advisory services.

                  Services acquired beneficial ownership of the 1,000,000 Shares reported herein for the account of Quota Fund N.V., a Netherlands Antilles investment corporation ("Quota"). George

Soros, in his capacity as sole proprietor of Soros Fund Management, has filed a separate Schedule 13D ("Soros Schedule 13D") relating to the ownership of the 1,000,000 Shares described herein as being beneficially owned by Services. Any information relating to such 1,000,000 Shares or Quota not otherwise contained herein is incorporated herein by reference to the Soros Schedule 13D. The Reporting Persons have been advised that none of Quota, Mr. Soros or any other persons identified in the Soros Schedule 13D is part of any group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of Messrs. Lichtenstein and Butler are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As of November 30, 1995, Quota, at the direction of Services, Steel Partners II and certain other persons (together with Quota and Steel
Partners II, the "Purchasers") entered into a capitalization agreement with Issuer, a copy of which is attached hereto as Exhibit 2 (the "Capitalization Agreement"). Pursuant to the Capitalization Agreement, Steel Partners II and Quota, at the direction of Services, each acquired the following: (i) 1,250 shares of Senior Cumulative Convertible Preferred Stock, par value $0.01 per share, stated value of $100 per share, of the Issuer (the "Preferred Stock"),
(ii) Debentures (as such term is defined in the Capitalization Agreement) in the amount of $125,000, (iii) warrants (the "B-1 Warrants," the form of which is attached as Exhibit B-1 to the Capitalization Agreement) to purchase 500,000 Shares and (iv) warrants (the "B-2 Warrants," the form of which is attached as Exhibit B-2 to the Capitalization Agreement, together with the Preferred Stock, the Debentures and the B-1 Warrants, the "Securities") to purchase 1,500,000 Shares. Each of Steel Partners II and Quota expended an aggregate of $250,000 to acquire the Securities received pursuant to the Capitalization Agreement.

                  As of March 20, 1996, Steel Partners II and Quota, at the direction of Services, each entered into a subscription agreement with the Issuer, a copy of which is attached hereto as Exhibit 3 (the "Subscription Agreement"). Pursuant to the Subscription

Agreement, Steel Partners II and Quota each purchased Debentures, dated March 20, 1996, in the amount of $125,000 (the "March Debentures") and warrants (the "March Warrants," a copy of which is attached hereto as Exhibit 4, together with the March Debentures, the "March Securities") to purchase 2,500,000 Shares. Each of Steel Partners II and Quota expended an aggregate of $125,000 to purchase the March Securities acquired pursuant to the Subscription Agreement.

                  Both acquisitions by Steel Partners II were made with partnership funds. Both acquisitions by Quota were made with its working capital. Pursuant to an investment advisory contract between Quota and Services (the "Services Agreement"), Services has been appointed to manage, on a discretionary basis, certain of Quota's assets, including the Securities and the March Securities, which are maintained in a brokerage account in the name of Quota Fund N.V. (Steel). The Services Agreement may be terminated by either party at any time.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Pursuant to the Capitalization Agreement, on November 30, 1995, each of Steel Partners II and Quota, at the direction of Services, purchased 1,250 shares of Preferred Stock. The Preferred Stock was issued pursuant to and in accordance with the Certificate of Designation attached as Exhibit C to the Capitalization Agreement. Pursuant to the Certificate of Designation, the Purchasers received 1,500 votes per share of Preferred Stock to vote together with the Common Stock as one class on all matters other than the election of directors. The Purchasers, as holders of the Preferred Stock, are entitled to certain liquidation preferences, are entitled to a quarterly dividend of $3.00 per share of Preferred Stock (or $12 per share on an annual basis) beginning on March 1, 1996 and are entitled, as a class, to elect 75% of the members of the Board of Directors of the Issuer. The Preferred Stock is required to be redeemed by the Issuer on December 1, 2000 at the stated value of $100 per share (the "Redemption Price") in cash or in shares of Common Stock to be valued for this purpose at the lower of (i) seventy percent of the then current market price or (ii) the then current Conversion Price (as such term is defined herein). The Preferred Stock is convertible at any time after June 1, 1996 into that number of duly paid and nonassessable whole Shares obtained by dividing the stated value of the Preferred Stock so converted, plus the cumulative but unpaid dividends (and the interest thereon) on such shares, by the Conversion Price in effect at the time of conversion. The price at which Shares shall be delivered upon conversion (the "Conversion Price") is $.25 per Share, subject to adjustment as provided in Section 8(d) of the Certificate of Designation.

                  Pursuant to the Capitalization Agreement, on November 30, 1995, the Issuer issued to each of Steel Partners II and Quota the

B-1 Warrants to purchase 500,000 Shares in accordance with the form attached as Exhibit B-1 to the Capitalization Agreement. Pursuant to the B-1 Warrants, from June 1, 1996 to December 1, 2000, each of Steel Partners II and Services (pursuant to the Services Agreement) is entitled to convert the B-1 Warrants into 500,000 Shares at an exercise price of $.125 per Share 4 (subject to adjustment for anti-dilution, as provided in Section 5 of the B-1 Warrants).

                  Pursuant to the Capitalization Agreement, on November 30, 1995, the Issuer issued to each of Steel Partners II and Quota the B-2 Warrants to purchase 1,500,000 Shares in accordance with the form attached as Exhibit B-2 to the Capitalization Agreement. Pursuant to the B-2 Warrants, from December 1, 1998 to December 1, 2005, each of Steel Partners II and Services (pursuant to the Services Agreement) is entitled to convert the B-2 Warrants into 1,500,000 Shares at an exercise price of $.125 per Share (4) (subject to adjustment for anti-dilution, as provided in Section 5 of the B-2 Warrants).

                  Pursuant to the Subscription Agreement, on March 20, 1996, the Issuer issued to each of Steel Partners II and Quota the March Warrants to purchase 2,500,000 Shares in accordance with the form attached as Exhibit 5 hereto. Pursuant to the March Warrants, from December 1, 1998 to December 1, 2005, each of Steel Partners II and Services (pursuant to the Services Agreement) is entitled to convert the B-2 Warrants into 2,500,000 Shares at an exercise price of $.125 per Share (subject to adjustment for anti-dilution, as provided in Section 5 of the March Warrants).

                  All of the Securities reported herein as having been acquired for the Reporting Persons were acquired for investment purposes. As contemplated by the Capitalization Agreement, Messrs. Kenneth Rind, Marshall Butler, Al Roth, Hiro Hiranandani, Paul Lowell and Deborah Nabavian were named to the Board of Directors of the Issuer. Except as set forth above and as contemplated by the Capitalization Agreement, neither the Reporting Persons, nor, to the best of their knowledge, any of the other individuals specifically identified in response to Item 2, have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

- --------

     (4) The exercise price was reduced from $.25 to $.125 pursuant to an amendment to the B-1 Warrants and the B-2 Warrants dated as of March 20, 1996.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 12,652,000 Shares of Common Stock outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1995, plus such number of shares of Common Stock not presently outstanding subject to issuance upon exercise or conversion with 60 days of the Securities owned by each such Reporting Person.

As of the close of business on April 12, 1996:

                  Based on the beneficial ownership by Steel Partners II and Services of the Securities described herein, Steel Partners II beneficially owns 1,000,000 Shares, constituting approximately 7.3% of the Common Stock outstanding; and Services beneficially owns 1,000,000 Shares, constituting approximately 7.3% of the Common Stock outstanding. Collectively, the Reporting Persons beneficially own 2,000,000 Shares, constituting approximately 13.7% of the Common Stock outstanding. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 2,000,000 Shares, representing approximately 13.7% of the Common Stock outstanding, by virtue of their authority to vote, to the extent such securities have voting rights, and dispose of the 1,000,000 Shares beneficially owned by Steel Partners II and the 1,000,000 Shares managed by Services. Both the Securities and the March Securities were acquired by Steel Partners II and Quota, at the direction of Services, directly from the Issuer through a private transaction as described herein.

                  Shares issuable upon exercise of the B-2 Warrants and the March Warrants are not reported herein as being beneficially owned by the Reporting Person because such warrants are not exercisable until December 1, 1998. The Debentures and March Debentures are not reported herein as being beneficially owned by the Reporting Person because neither is convertible into Shares.

                  (b) By virtue of their positions with Steel Partners II and Services, each of Messrs. Lichtenstein and Butler has the sole power to vote, to the extent any such securities have voting rights, and dispose of the securities reported in this Schedule 13D.

                  (c) Except as described in Items 3 and 4, which are incorporated in this Item 5(c) by reference, there have been no transactions with respect to the Shares effected during the past 60 days by the Reporting Persons.

                  (d) Other than the Shareholders of Quota, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares of the Common Stock.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Marshall Butler is a director of the Issuer and the father of Lawrence Butler. Steel Partners II disclaims beneficial ownership of any shares of Common Stock beneficially owned, directly or indirectly, by Mr. Butler, or any entities he controls or is otherwise affiliated with. Other than as described herein, there are no contracts, arrangements or understanding among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement

                  2. Form of Capitalization Agreement dated November 30, 1995, between VTX Electronics Corp. and the investors set forth on the signature page thereto, and exhibits thereto.

                  3. Form of Subscription Agreement dated March 20, 1996, between VTX Electronics Corp. and each of Steel Partners II and Quota Fund N.V.

                  4. Form of Stock Subscription Warrants, dated March 20, 1996, to purchase 2,500,000 Shares issued to each of Steel Partners II and Quota Fund N.V. by VTX Electronics Corp.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            April 15, 1996


                                       STEEL PARTNERS II, L.P.,

                                       By:  STEEL PARTNERS, L.L.C.
                                            general partner


                                       By: /s/ Warren Lichtenstein
                                           -----------------------
                                            Warren Lichtenstein,
                                            Chairman of the Board



                                       STEEL PARTNERS SERVICES, LTD.

                                       By: /s/ Warren Lichtenstein
                                           -----------------------
                                            Warren Lichtenstein,
                                            Chairman of the Board


                                       /s/ Warren Lichtenstein
                                       -----------------------
                                            Warren Lichtenstein


                                       /s/ Lawrence Butler
                                       -------------------
                                           Lawrence Butler

                                  EXHIBIT INDEX


EXHIBIT                                                         PAGE

1.       Joint Filing Agreement                                 14

2.       Form of Capitalization Agreement dated                 15
         November 30, 1995, between VTX
         Electronics Corp. and the investors
         set forth on the signature page
         hereto, and exhibits thereto.

3.       Form of Subscription Agreement dated                  107
         March 20, 1996, between VTX
         Electronics Corp. and each of Steel
         Partners II and Quota Fund N.V.

4.       Form of Stock Subscription Warrants,                  110
         dated March 20, 1996, to purchase
         2,500,000 Shares issued to each of
         Steel Partners II and Quota Fund N.V.
         by VTX Electronics Corp.